Keewatin Windpower Corp.
                           603 - 409 Granville Street
                          Vancouver, BC Canada V7J 1R3
                            Telephone: (604) 417-6741
                            Facsimile: (604) 681-7622

September 7, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention: Jeffrey Gordon

Dear Sirs:

Re:  Keewatin Windpower Corp. - Form 8-K Filed August 29, 2006

Further to your letter  dated August 30, 2006  concerning  our filing under Item
4.01 of Form 8-K, we have today filed an amended Form 8-K addressing your comments.

Yours truly,


/s/ Chris Craddock
---------------------------

Keewatin Windpower Corp.
Chris Craddock, President